Exhibit 12.1

Consolidated Edison, Inc.

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Six Months Ended June 30, 2010	For the Twelve Months Ended December 31, 2009	For the Six Months Ended June 30, 2009
Earnings
Net Income from Continuing Operations	$409	$868	$330
Preferred Stock Dividend	6	$11	6
(Income) or Loss from Equity Investees	(1)	(1)	—
Minority Interest Loss	—	—	—
Income Tax	228	$440	174

Pre-Tax Income from Continuing Operations	$641	$1,318	$510

Add: Fixed Charges*	324	660	324
Add: Distributed Income of Equity Investees		0
Subtract: Interest Capitalized		0
Subtract: Pre-Tax Preferred Stock Dividend Requirement	9	18	9

Earnings	$956	$1,960	$825

* Fixed Charges

Interest on Long-term Debt	$290	$574	$285
Amortization of Debt Discount, Premium and Expense	8	16	8
Interest Capitalized
Other Interest	6	30	10
Interest Component of Rentals	11	22	12
Pre-Tax Preferred Stock Dividend Requirement	9	18	9

Fixed Charges	$324	$660	$324

Ratio of Earnings to Fixed Charges	2.9	3.0	2.5